July 1, 2019

David P. Mansfield
President and Chief Executive Officer
Provident Bancorp, Inc. /MD/
5 Market Street
Amesbury, MA 01913

       Re: Provident Bancorp, Inc. /MD/
           Registration Statement on Form S-1
           Filed June 7, 2019
           File No. 333-232018

Dear Mr. Mansfield:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed June 7, 2019

Summary, page 1

1. Please provide a summary of the risks related to your business and this offering.
Business Strategy, page 3

2. In order to provide investors with a more balanced picture of your strategy, briefly discuss the relatively unseasoned nature of your commercial loan portfolio and the percentage of commercial loans in your loan portfolio.
 David P. Mansfield
FirstNameBancorp, Inc. /MD/ Mansfield
Provident LastNameDavid P.
Comapany NameProvident Bancorp, Inc. /MD/
July 1, 2019
July 1, 2019 Page 2
Page 2
FirstName LastName
Risk Factors
Risks Related to Our Business
Non-compliance with the USA PATRIOT Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions., page 25

3. Please revise to clarify whether you have been subject to fines or other penalties, or have suffered business or reputational harm, as a result of money laundering activities in the past.
Customer or employee fraud subjects us to additional operational risks., page
26

4.       Please disclose whether you have experienced any material financial losses from
         employee errors, misconduct or fraud.
System failure or breaches of our network security could materially and adversely affect our business.... , page 26

5. Please clarify whether you have experienced any of the referenced types of breaches.
         Refer to CF Disclosure Guidance: Topic No. 2, Cybersecurity.
Our failure to effectively deploy the net proceeds may have an adverse effect on our financial performance. , page 31

6. Please revise here or in a new risk factor to address the specific risks of unallocated proceeds and state clearly that management will have broad discretion over the use of proceeds.
Our return on equity may be low following the stock offering. This could negatively affect the trading price of our shares of common stock. , page 31

7. Revise this risk factor or the proceeding one on use of proceeds to disclose your current return on equity, your current equity position, and your expected equity position after the offering.
Contractual Obligations and Off-Balance Sheet Arrangements, page 79

8. Please revise to provide tabular disclosure of all your contractual obligations consistent with the guidance in Item 303(a)(5) of Regulation S-K.
Share Exchange ratio for Current Stockholders, page 121

9. Revise to disclose the current book value per share as of the same date.
The Conversion and Offering
Syndicated or Firm Commitment Underwritten Offering, page 129

10. Revise to clarify if these potential offerings must terminate by the latest extension date.
 David P. Mansfield
Provident Bancorp, Inc. /MD/
July 1, 2019
Page 3
Restrictions On Acquisition Of New Provident
Maryland Law and Articles of Incorporation and Bylaws of New Provident
Forum Selection for Certain Stockholder Lawsuit, page 149

11. We note the disclosure that the courts of the State of Maryland will be the sole and exclusive forum. Here or elsewhere, please expand your disclosure to describe the risks to shareholders, to clarify whether this provision is intended to apply to claims made under the U.S. federal securities laws and to include a more thorough description of the provision, including any uncertainty about enforceability.
General

12. Please provide us with all promotional material and sales literature. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the rospectus. Please refer to Item 19.B of Securities Act Industry
         Guide 5.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Michael Clampitt at 202-551-3434 with any other questions.



FirstName LastNameDavid P. Mansfield                           Sincerely,
Comapany NameProvident Bancorp, Inc. /MD/
                                                               Division of
Corporation Finance
July 1, 2019 Page 3                                            Office of
Financial Services
FirstName LastName